UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42450

Zhengye Biotechnology Holding Limited

No. 1 Lianmeng Road, Jilin Economic & Technical Development Zone

Jilin City, Jilin Province, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

Zhengye Biotechnology Holding Limited (the “Company”) issued a press release on July 21, 2026, announcing the Company’s comments in response to recent unusual trading activity in the price and trading volume of its Class A ordinary shares. A copy of this press release is attached hereto as Exhibit 99.1, and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release — Zhengye Biotechnology Holding Limited Comments on Unusual Trading Activity

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 21, 2026

Zhengye Biotechnology Holding Limited

By:	/s/ Songlin Song
Name:	Songlin Song
Title:	Chief Executive Officer

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